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                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2000



                               724 SOLUTIONS INC.



                          4101 Yonge Street, Suite 702
                        Toronto, Ontario, Canada M2P 1N6
                    (Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F         X         Form 40-F
                           -----------------            ----------------

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                  Yes                 No      X
                      ---------------    -------------

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
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                               724 SOLUTIONS INC.
                                    Form 6-K

                                TABLE OF CONTENTS

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724 Solutions Inc. Press Release regarding Acquisition of ezlogin.com                         3
724 Solutions Inc. Press Release regarding Acquisition of YRLess Internet Corporation         5
Signatures                                                                                    7
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            724 Solutions Announces Agreement to Acquire ezlogin.com

     Transaction Brings Aggregation Functionality to 724 Solutions' Offering

         TORONTO, March 30 /PRNewswire/ -- Continuing its strategy to create a compelling, personalized and secure consumer experience for the mobile space, 724 Solutions Inc. (Nasdaq: SVNX - NEWS; Toronto: SVN - NEWS), a leading Internet infrastructure software developer for financial services providers, today announced that it has entered into an agreement to acquire ezlogin.com, a leading provider of Internet infrastructure tools for user-driven personalization. The acquisition is subject to customary closing conditions, and if those conditions are satisfied, the acquisition is likely to be completed by the end of the second quarter of 2000.

         On closing, 724 Solutions will acquire all of the outstanding shares of ezlogin.com in exchange for 888,934 of its common shares. Based on the closing price of 724 Solutions' common shares on the Nasdaq National Market on March 29, 2000, the transaction would have a value of approximately U.S. $127 million.

         The ezlogin.com team counts approximately 30 people, with about 20 engineers. It is the team's expertise in building aggregation capabilities that was one of the key factors in the decision to acquire ezlogin.com.

         The ezlogin.com solution -- which leverages data aggregation capabilities to create a personalized one-stop site from which users can conveniently access all of their password-protected online accounts and favorite Web-based content -- is an important value-added service for 724 Solutions' customers who are looking to maintain and strengthen the relationship with their clients.

         "It's all about helping the financial institutions make consumers' lives easier regardless of the device they use to access the Internet," said Greg Wolfond, Chief Executive Officer, 724 Solutions. "Financial institutions have expressed a keen interest in being capable of providing their clients with single-password access and consolidation of key financial accounts. 724 Solutions' acquisition of ezlogin.com will facilitate the expansion of our Financial Services Platform to bring banks and brokerages the added value they are seeking."

         "We are excited about joining 724 Solutions' dynamic team," said Jean-Noel Lebrun, the chief executive officer of ezlogin.com. "The ezlogin.com service will benefit from 724 Solutions' wireless capabilities and its strong ties with leading financial institutions from around the world."

The ezlogin.com Solution

         The ezlogin.com solution (www.ezlogin.com) gives customers the ability to create a personalized summary page where they can access a consolidated view of all their personal accounts after entering a single ID and password. The underlying technology involves the ability to automatically and simultaneously navigate to the Web sites specified by the user, securely log the user in, extract the desired content (e.g., account balances, transaction details) and present it in summary format on the user's access device of choice. This means that, rather than visiting different Web sites to access online bank, brokerage, and e-mail accounts, users are now able to enter one password and access all of those accounts from one page. ezlogin.com supports hundreds of sites in a variety of areas, including: finance, auctions, news, multimedia, personal, shopping, and travel.

About 724 Solutions Inc.


                                       3
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         724 Solutions provides an Internet infrastructure solution to financial institutions that enables them to offer personalized and secure online banking, brokerage and e-commerce services across a wide range of Internet-enabled wireless and consumer electronic devices. The company's solution currently enables consumers to access online banking and brokerage services through network service providers using digital mobile phones, personal digital assistants, two-way pagers and personal computers. 724 Solutions' customers include Citigroup, Bank of America, Bank of Montreal, Wells Fargo and Claritybank.com. 724 Solutions' common shares are listed on the Nasdaq National Market (SVNX) and the TSE (SVN) stock exchanges. Headquartered in Toronto, Canada, the company has offices in London, San Francisco, Sydney, and Tokyo. For additional information visit www.724.com.

         This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that technologies for the delivery of financial or e-commerce services over the Internet and wireless networks will not be developed or be attractive to consumers as anticipated; the risk that 724 Solutions and ezlogin.com will not successfully deploy or operate services based upon the 724 Solutions Financial Services Platform; and other risks outlined in 724 Solutions' SEC filings, including but not limited to 724 Solutions' registration statement on Form F-1 or filings on Form 6-F. Neither ezlogin.com nor 724 Solutions undertakes any obligation to update this forward-looking information, except as required under applicable law.


                                       4
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               724 Solutions Acquires YRLess Internet Corporation

        Ontario-based Internet Company's Software Will Help 724 Solutions
                      Connect to Carriers Around the World

         TORONTO, March 30 /PRNewswire/ -- 724 Solutions Inc. (Nasdaq: SVNX -NEWS; Toronto: SVN - NEWS), a leading Internet infrastructure software developer for financial services providers, has acquired Internet messaging gateway developer YRLess Internet Corporation of Oakville, Ontario. YRLess' software will help speed-up deployment of the 724 Solutions Financial Services Platform. The agreement is worth Canadian $8.4 million over three years. An initial Cdn $1.2 million is paid in cash along with a $600,000 non-competitive agreement fee, and the remaining Cdn $6.6 million will be paid in shares at the then-current market rate over the next three years.

         YRLess Internet Corporation developed the YMG-2000 -- a fully scalable, platform-independent short messaging service (SMS) gateway for wireless carriers. The YMG-2000 product is licensed by Bell Mobility, Telus Mobility, and U.S. satellite network provider ORBCOMM Global. With this acquisition, 724 Solutions takes full control over YRLess, and will honor the service agreements signed with its three users.

         YMG-2000 is an extremely fast, reliable, and modular gateway product to which new features -- including additional networking protocols, and interfaces to billing and customer-care systems -- can be easily incorporated. With features such as message throttling to control the volume of messages crossing the network, SSL security and anti-spamming technology, the YMG-2000 will provide 724 Solutions with a more network-friendly way of delivering its application. YMG-2000 enhances 724 Solutions' connectivity to carriers, and ensures the message gets where it's going efficiently and reliably.

         "The two most important factors in the decision to acquire YRLess Internet Corporation were the strength of its product and the expertise of its people," said Greg Wolfond, Chief Executive Officer, 724 Solutions. "The YRLess technology offers one of the most carrier and network-friendly solutions on the market. By incorporating that technology into our Financial Services Platform, we enhance our ability to quickly connect to carriers in a way that is easier on their network."

About 724 Solutions Inc.

         724 Solutions provides an Internet infrastructure solution to financial institutions that enables them to offer personalized and secure online banking, brokerage and e-commerce services across a wide range of Internet-enabled wireless and consumer electronic devices. The company's solution currently enables consumers to access online banking and brokerage services through network service providers using digital mobile phones, personal digital assistants, two-way pagers and personal computers. 724 Solutions' customers include Citigroup, Bank of America, Bank of Montreal, Wells Fargo and Claritybank.com. 724 Solutions' common shares are listed on the NASDAQ National Market (SVNX) and the TSE (SVN) stock exchanges. Headquartered in Toronto, Canada, the company has offices in London, San Francisco, Sydney, and Tokyo. For additional information visit www.724.com.

         This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that technologies for the delivery of financial or e-commerce services over the Internet and wireless networks will not be developed or be attractive to consumers as anticipated; the risk that 724 Solutions and YRless will not successfully deploy or operate services based upon the 724 Solutions Financial Services Platform; and other risks outlined in 724 Solutions' SEC filings, including but not limited to 724 Solutions' registration statement on Form F-1 or filings on Form 6-F. Neither YRless nor 724 Solutions undertakes any obligation to update this forward-looking information, except as required under applicable law.


                                       6
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         724 SOLUTIONS INC.

                                         By: /s/ Karen Basian
                                            ---------------------------------
                                            Name:  Karen Basian
                                            Title: Chief Financial Officer

Date: March 31, 2000
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